UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec to Acquire Geräte - und Pumpenbau GmbH Dr. Eugen Schmidt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on December 12, 2014, in Kyoto, Japan

Nidec to Acquire Geräte - und Pumpenbau GmbH Dr. Eugen Schmidt

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it has agreed to acquire 100% of the shares of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (“GPM”) from its shareholders, through the Company’s subsidiary, Nidec Motors & Actuators (Germany) GmbH (“NMA(G)”) (the “Transaction”). For this purpose, the Company entered into a share purchase and transfer agreement (the “Share Purchase Agreement”) with each of GPM’s shareholders.

1.

Purpose and background of the Transaction

Nidec Group has actively engaged in acquisitions of automotive motor businesses as one of its priority areas such as the acquisition of the Motors & Actuators business (currently, Nidec Motors & Actuators) from Valeo S.A., a French company, in December 2006, Jiangsu Kaiyu Auto Appliance Co., Ltd. (currently, Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.) in December 2012, Mitsubishi Materials C.M.I. Corporation (currently, Nidec Sankyo CMI Corporation) through Nidec Sankyo Corporation in January 2014, and Honda Elesys Co., Ltd. (currently, Nidec Elesys Corporation) in March 2014.

GPM, the subject company of the Share Purchase Agreement, is one of the leading automotive pump Tier 1 suppliers in the European market. It develops, manufactures and sells water pumps, oil pumps and module pumps mainly in Europe.

Under the current global trend to strengthen the regulations of CO2 emissions, automotive OEMs are focusing more on developing / producing idling-stop vehicles, hybrid vehicles and electric vehicles. With this background, a significant expansion in demand is expected for mechanical variable water pumps, electrical water pumps (EWP) and electrical oil pumps (EOP), both of which utilize electric motors. With regard to EOPs, Nidec Tosok Corporation, a subsidiary of the Company, currently markets with Nidec’s motors. The Company expects to further expand its electrical pump business by combining the Company’s motor technology with GPM’s pump technology. In addition, the Company aims to maximize synergies in making power-pack-type electrical pumps by utilizing electronic control technology of Nidec Elesys Corporation in a trend towards electrification.

Through this transaction, the Company expects to further transform its business model from one based solely on motors to one based on modularization / systematization and to accelerate its shift to high value-added businesses.

2.

Information on GPM

(1)	Company Name:	Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt
(2)	Headquarters:	Merbelsrod, Thuringia, Germany
(3)	Foundation:	1939
(4)	Locations of Operation:	Merbelsrod, Thuringia, Germany Indaiatuba, state of São Paulo, Brazil Suzhou, Jiangsu Province, China
(5)	Principal Businesses:	Development, manufacturing and sale of pumps and modules for passenger cars and commercial vehicles
(6)	Employees:	1,047 (December 31, 2013, consolidated)
(7)	Shareholders (%):	Andreas Schmidt (50.6%), Eva Döhler (37.5%) Gabriele Liebtrau (11.9%)
(8)	Sales:	€265.9 million (for the fiscal year ended December 31, 2013)
(9)	Current Assets:	€95.2 million (December 31, 2013)
	Non-current Assets:	€83.6 million (December 31, 2013)

3.

Information on Transaction

　(1)　Consideration

Cash

　(2)　Payment and Funding

Cash on hand

　(3)　Transaction Structure

Nidec is party to this transaction, although NMA(G) will be the entity that will acquire 100% of the shares of GPM from its shareholders.

　(4)　Time Schedule

The Transaction will be closed by the February, 2015 (planned). The closing date may be changed depending on the status of approvals to be obtained from authorities and other factors.

4.

Effect on Financial Performance for the Current Fiscal Year

Nidec intends to make appropriate disclosure of the impact of the Transaction described herein on its consolidated financial performance for the current fiscal year and announce any changes to its financial performance forecasts in accordance with the applicable rules of the Tokyo Stock Exchange and the New York Stock Exchange once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the automobile and related product markets, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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